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Key Energy Group, Inc.                                                 Exhibit G
                                                                       ---------
News Release

     FOR IMMEDIATE RELEASE

               KEY ENERGY URGES DAWSON BOARD TO PROMPTLY CONSIDER
                      KEY'S $16.00 PER SHARE CASH PROPOSAL

EAST BRUNSWICK, N. J., July 21, 1998 - Key Energy Group, Inc. (NYSE: KEG) announced today that its Chairman, President and Chief Executive Officer, Francis D. John, sent the following letter to the board of directors of Dawson Production Services, Inc. (NYSE: DPS):

     "July 20, 1998

     The Board of Directors
     Dawson Production Services, Inc.
     112 E. Pecan Street
     Suite 1000
     San Antonio, TX 78205

     Dear Board Members:

          On June 29, 1998 Key Energy Group, Inc. made an all cash proposal to you for the acquisition of Dawson Production Services, Inc. To date, no one from your company has contacted us with respect to the proposal even though three weeks have passed since it was delivered to you. Over the past several weeks, many of your shareholders have contacted Key expressing concern and frustration about Dawson's unresponsiveness. It is our understanding that you too have heard by phone and in writing from many of these Dawson shareholders. Their unanimous view as expressed to Key is that the combination of our companies makes tremendous sense and would be beneficial to all relevant parties, including our respective shareholders, employees and customers.

          In our June 29 letter we noted that our $16 per share proposal represented a premium of more than 60% to Dawson's market value the day prior to the disclosure of Key's investment in your company. Subsequent to our proposal, oilfield service stocks have continued to decline as the outlook for oil and natural gas prices remains uncertain. As a result, and based on a review of comparable service companies, it is reasonable to conclude that Dawson in all likelihood would be trading in the $8 range today if it were not for Key's attractive proposal. Accordingly, Key's proposal now represents a premium of approximately 100% to Dawson's unaffected stock price.

          We are certain that Dawson's Management and Directors want to act in the best interest of the company's shareholders. As I previously mentioned, many of Dawson's shareholders have expressed their desire to see this
     ----
     transaction completed expeditiously. Hopefully, we will hear from you in the very near future with a commitment to proceed forward in good faith. Such constructive action would mitigate the possibility of our proposal being reduced which would have a negative impact on your shareholders' value.

          As you know, we have been and continue to be prepared to meet immediately with representatives of Dawson to discuss our proposal. Given the financing commitment we have in hand from PNC Bank, we believe a definitive agreement between our companies could be achieved in no more

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             Two Tower Center, 20th Floor, East Brunswick, NJ 08816
                 Telephone: (732) 247-4822 Fax: (732) 247-5148
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     than  thirty  days  from the date we  initially  meet and with no  material disruption to our companies' operations. No doubt, a large majority of your shareholders would applaud such an outcome.

     Sincerely,



     / s /  Francis D. John
     --------------------------
     President, Chairman & CEO"

On June 15, 1998 Key Energy filed a Schedule 13D with the Securities and Exchange Commission to report its purchase in the open market of 820,500 shares of Dawson common stock, representing approximately 7.3% of Dawson's outstanding shares. On June 29, 1998, Key announced that it had made a proposal to the board of directors of Dawson to acquire all of the issued and outstanding shares of Dawson common stock for $16.00 per share in cash. The proposed transaction would have a total market equity value of approximately $180 million.

Key Energy Group, Inc. is a holding company with diversified energy operations, including well servicing, oilfield services, contract drilling and oil and natural gas production. Key has operations in most major domestic onshore producing regions and in Argentina.

CONTACT:  Key Energy Group, Inc                        Abernathy MacGregor Frank
            Jim Dean                                   Joele Frank / Dan Katcher
            (732) 247-4822                             (212) 371-5999

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